EXHIBIT 1 — FINANCIALS FOR QUARTER 1, FISCAL YEAR 2011
Chineseinvestors.Com, Inc.
BALANCE SHEETS
(UNAUDITED)

As of August 31,	(Expressed in U.S. Dollars)

	2010		2009

	$		$
ASSETS
Current assets
Cash and cash equivalents [note 2]		97,630		549,364
Accounts receivable, net [note 2]		15,918		9,549
Other current assets [note 2]		19,570		18,450

Total current assets		133,118		577,363
Property & equipment, net [note 4]		6,162		8,436
Website development, net [note 5]		62,576		56,703

Total assets		201,856		642,502

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		1,225		—
Deferred revenue [note 2]		282,430		318,211
Accrued liabilities [note 2]		45,859		42,329

Total current liabilities		329,514		360,540
Long-term deferred revenue [note 2]		8,132		2,530

Total liabilities		337,646		363,070

Commitments [note 6]
Subsequent events [note 7]
Stockholders’ equity (Deficit) [note 3]
Common stock
Authorized
80,000,000 common shares with a par value of $0.001 per share Issued and outstanding 33,591,696 common shares		33,592		44,543
Additional paid-in capital		6,205,575		5,992,808
Foreign currency gain/loss		290		2,924
Stockholder’s Deficit		(6,375,247)		(5,760,843)

Total stockholders’ equity		(135,790)		279,432
Total liabilities and stockholders’ equity		201,856		642,502
See accompanying notes

Exhibit 1-1

Chineseinvestors.Com, Inc.
STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(UNAUDITED)
(Expressed in U.S. Dollars)

			Additional	Foreign
	Common stock		paid-in	currency	Stockholder’s
	Shares	Amount	capital	gain/loss	(Deficit)	Total
	#	$	$	$	$	$

Balance, May 31, 2009	41,943,157	41,943	5,682,910	2,925	(5,614,354)	113,424

Common stock issued for cash	5,100,000	5,100	504,900			510,000
Repurchase & retirement of common shares from a majority shareholder	13,451,461	(13,451)	(249,049)			(262,500)
Stock based compensation			106,073			106,073
Net (loss) for the year					(546,213)	(546,213)
Foreign currency translation adjustment				(2,635)		(2,635)

Balance, May 31, 2010	33,591,696	33,592	6,044,834	290	(6,160,567)	(81,851)

Stock based compensation			160,741			160,741

Net income (loss) for the quarter					(214,680)	(214,680)

Balance, August 31, 2010	33,591,696	33,592	6,205,575	290	(6,375,247)	(135,790)
See accompanying notes

Exhibit 1-2

Chineseinvestors.Com, Inc.
STATEMENTS OF OPERATIONS AND (LOSS)
(UNAUDITED)

Quarter ended August 31,	(Expressed in U.S. Dollars)

	2010		2009

	$		$

Operating revenues
Subscription revenue		172,195		209,084
Forex revenue		26,365		15,057
Advertising revenue		8,100		8,500

Total revenue		206,660		232,641

Cost of services sold		133,205		119,797

Operating Income		73,455		112,844

General & administrative expenses		267,735		207,999
Advertising expenses		20,400		51,335

Net (loss) for the quarter		(214,680)		(146,490)

Weighted average number of common shares outstanding — basic		33,591,696		44,877,940

Earnings (loss) per share — basic		(0.01)		(0.00)

Weighted average number of common shares outstanding — diluted		34,091,696		44,877,940
Earnings (loss) per share — diluted		(0.01)		(0.00)
See accompanying notes

Exhibit 1-3

Chineseinvestors.Com, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

Quarter ended August 31,	(Expressed in U.S. Dollars)

	2010		2009

	$		$

OPERATING ACTIVITIES
Net (loss) for the quarter		(214,680)		(146,490)
Adjustment to reconcile net (loss) to net cash used in operating activities:
Depreciation & amortization		3,812		3,199
Share based compensation		160,741		52,498
Deposits		492		783
Accounts receivable		(7,667)		3,832
Accounts payable		(2,536)		(3,656)
Other accrued liabilities		6,267		67,242

Net cash (used in) operating activities		(53,571)		(22,592)

INVESTING ACTIVITIES
Purchase of equipment		(3,601)		(2,926)

FINANCING ACTIVITIES
Proceeds from private placement		—		260,000

Increase (decrease) in cash and cash equivalents		(57,172)		234,482
Cash and cash equivalents, beginning of quarter		154,802		314,882

Cash and cash equivalents, end of quarter		97,630		549,364

Supplemental disclosure of cash flow information
Cash paid for interest, net of interest capitalized		—		—
Cash paid for income taxes		—		—
Cash paid for China representative office tax		11,318		5,662
See accompanying notes

Exhibit 1-4

Chineseinvestors.com, Inc.
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)
1.	Basis of Presentation:
The accompanying unaudited financial statements have been prepared in accordance with the generally accepted accounting principles for interim financial statements and instructions for Form 10-Q. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. Operating results for any quarter are not necessarily indicative of the results for any other quarter or for a full year. In connection with the preparation of the financial statements the Company evaluated subsequent events after the balance sheet date of August 31, 2010 through the filing of this report.
These financial statements should be read in conjunction with our financial statements and the notes thereto for the fiscal year ended August 31, 2010 contained in our Form 10.
Liquidity and Capital Resources:
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.
Cash Flows — During the quarter ended August 31, 2010, the Company primarily utilized cash and cash equivalents and proceeds from issuances of its common stock to fund its operations.
Cash flows used in operations for the quarters ended August 31, 2010 and 2009 were $53,571 and $22,592, respectively, which was an increase over prior quarters. Increased marketing costs and higher general and administrative costs due to expenses related to an attempted reverse merger and the current ongoing process of going public were the primary reasons for this increase.
In view of these matters there is substantial doubt that the Company will continue as a going concern. The recoverability of recorded property and equipment, intangible assets, and other asset amounts shown in the accompanying financial statements is dependent upon the Company’s ability to continue as a going concern and to achieve a level of profitability. The Company intends on financing its future activities and its working capital needs largely from the sale of equity securities until such time that funds provided by operations are sufficient to fund working capital requirements. However, there can be no assurance that the Company will be successful in its efforts. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.
Capital Resources — As of August 31, 2010, the Company had cash and cash equivalents of $97,630 as compared to cash and cash equivalents of $549,364 as of August 31, 2009.

Exhibit 1-5

Chineseinvestors.com, Inc.
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)
Since inception, the Company has primarily relied upon proceeds from private placements of its equity securities to fund its operations. The Company anticipates continuing to rely on sales of our securities in order to continue to fund its business operations. Issuances of additional shares will result in dilution to its existing stockholders.
2.	Critical Accounting Policies and Estimates:
Foreign Currency — The Company has operations in the Peoples Republic of China, however the functional and reporting currency is in US dollars. To come to this conclusion the Company considered the direction of Accounting Standards Codification (“ASC”) section 830-10-55. The selling price is determined by the US markets, the majority of the Company’s customers reside in the United States, all Company capital has originated in the US, the majority of Company expenses are paid in US dollars, and the Company has numerous transactions between the parent and foreign subsidiary.
Due to the functional and reporting currency both being in US dollars, ASC 830-10-45-17, states that a currency translation is not necessary.
Reclassifications — Certain amounts in the prior quarter’s financial statements have been reclassified to conform to the current quarter presentation and to correct prior quarter errors.
     Revenue recognition — Revenue consists of three main sources:
1. Fees from banner advertisement, webpage hosting and maintenance, on-line promotion and translation services, advertising, and promotion fees for customers in the Company’s Chinese Investment Guides, sponsorship fees from investment seminars, road shows, and forums, all of which sales prices are fixed and determinable at the time the contracts are signed and there are no provisions for refunds contained in the contracts. These revenues are recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured.
2. Fees from membership subscriptions. These revenues are recognized over the term of the subscription. The subscription term is generally between 3 and 12 months but can occasionally be as short as 1 month or as long as 24 months. Long term deferrals are generated from subscriptions over 12 months.
3. Commissions related to setting up currency trading accounts in association with Forex. These are recognized when earned

Costs of Services Sold — Costs of services sold is recognized as the total direct cost of the Company’s operations in Shanghai.

Exhibit 1-6

Chineseinvestors.com, Inc.
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)
Website Development Costs — The Company accounts for its development costs in accordance with ASC 350-50, “Accounting for Website Development Costs.” The Company’s website comprises multiple features and offerings that are currently developed with ongoing refinements. In connection with the development of its products, the Company has incurred external costs for hardware, software, and consulting services, and internal costs for payroll and related expenses of its technology employees directly involved in the development. All hardware costs are being capitalized in fixed assets. Purchased software costs are capitalized in accordance with ASC codification 350-50-25 related to accounting for the costs of computer software developed or obtained for internal use. All other costs are reviewed for determination of whether capitalization or expense is appropriate.
Cash and Cash Equivalents — The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. At certain times cash in bank August exceed the amount covered by FDIC insurance. At August 31, 2010 and 2009, there were deposit balances in a US bank of $85,676 and $531,170, respectively. In addition the Company maintains cash balance in The Bank of China, which is a government owned Bank. The full balance of the deposits in China is secured by the Chinese government. At August 31, 2010 and 2009, there were deposits of $11,954 and $18,194, respectively, in The Bank of China.
Accounts Receivable and Concentration of Credit Risk — The Company extends unsecured credit to its customers in the ordinary course of business. Accounts receivable related to subscription revenue is recorded at the time the credit card transaction is completed, and is completed when the merchant bank deposits the cash to the Company bank account. Revenue related to advertising and Forex are regularly collected within 30 days of the time of services being rendered. However, since these are ongoing contracts there has been no instance of failure to pay. As of August 31, 2010 and 2009, the Company had accounts receivable of $15,918 and $9,549, respectively.
The Company evaluates the need for an allowance for doubtful accounts on a regular basis. As of August 31, 2010 and 2009, the Company determined that based on historically having no bad debts an allowance was not needed.
The operations of the Company are located in the People’s Republic of China (“PRC”). Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy.
Other Current Assets — Other current assets is comprised of deposits in Chinese Renminbi on building space under an operating lease and are stated at the current exchange rate at quarter end. Other current assets were $19,570 and $18,450 as of August 31, 2010 and August 31, 2009, respectively.

Exhibit 1-7

Chineseinvestors.com, Inc.
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)
Property and Equipment — Property and equipment are stated at cost. Depreciation and amortization of property and equipment is provided using the straight-line method over estimated useful lives ranging from three to five years. Leasehold improvements are amortized over the life of the lease. Depreciation and amortization expense was $3,812 and $3,199 for the quarters ended August 31, 2010 and August 31, 2009, respectively.
Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Gains and losses from retirement or replacement are included in operations.
Impairment of Long-life Assets — In accordance with ASC Topic 360, the Company reviews its long-lived assets, including property, and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. There was no impairment as of August 31, 2010.
Accrued Liabilities and Other Liabilities — Accrued liabilities and other liabilities are comprised of the following:

	August 31	August 31,
	2010	2009

China Employees Salaries and Commissions Accrual	$24,863	$32,521
Representative Office Tax Accrual	7,568	4,707
Other Accruals	13,428	5,101

	$45,859	$42,329

Use of Estimates — The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exhibit 1-8

Chineseinvestors.com, Inc.
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)
Fair Value of Financial Instruments — The Company has adopted the provisions of ASC Topic 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:
•	Level one — Quoted market prices in active markets for identical assets or liabilities;

•	Level two — Inputs other than level one inputs that are either directly or indirectly observable; and

•	Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.
All Company financial instruments are Level one and are carried at market value. Therefore no adjustment is required.
Income Taxes — Income taxes are accounted for under the asset and liability method of ASC 740. Deferred tax assets and liabilities are recognized for net operating loss and other credit carry forwards and the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the tax effect of transactions are expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the year that includes the enactment date.
Deferred tax assets are reduced by a full valuation allowance since it is more likely than not that the amount will not be realized. Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the underlying asset or liability giving rise to the temporary difference or the expected date of utilization of the carry forwards.
Advertising Costs — Advertising costs are expensed when incurred. Advertising costs totaled $20,400 and $51,335 in the first quarter of 2010 and 2009, respectively.
Earnings (Loss) Per Share — Earning (loss) per share is computed using the weighted average number of common shares outstanding during the period. The Company has adopted ASC 260 (formerly SFAS128), Earnings Per Share.

Exhibit 1-9

Chineseinvestors.com, Inc.
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)
Stock Based Compensation — The Company accounts for share-based payments pursuant to ASC 718, “Stock Compensation” and, accordingly, the Company records compensation expense for share-based awards based upon an assessment of the grant date fair value for stock options and restricted stock awards using the Black-Scholes option pricing model.
Stock compensation expense for stock options is recognized over the vesting period of the award or expense immediately under ASC 718 and EITF 96-18 when options are given for previous service without further recourse. The Company issued stock options to the CEO for previous services rendered to the Company. Under EITF 96-18 these options were recognized as expense in the period issued because they were given as a form of compensation for services already rendered with no recourse.
The following table summarizes share-based compensation expense recorded in selling, general and administrative expenses during each period presented (in thousands):

	Three Months Ended
	August 31, 2010	August 31, 2009

Stock options	2,500,000	750,000

Total share-based compensation expense	$160,741	52,498

Stock option activity was as follows:

		Weighted
		Average
	Number of	Exercise
	Shares	Price ($)

Balance at May 31, 2009	—	—
Granted	4,080,000	$.04
Exercised	—	—
Forfeited or expired	—	—
Balance at May 31, 2010	4,080,000	.04
Granted	2,500,000	.10
Exercised	—	—
Forfeited or expired	—	—
Balance at August 31, 2010	6,580,000	$.06

Exhibit 1-10

Chineseinvestors.com, Inc.
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)
The following table presents information regarding options outstanding and exercisable as of August 31, 2010:

Weighted average contractual remaining term — options outstanding	3.87 years
Aggregate intrinsic value — options outstanding	—
Options exercisable	1,717,625
Weighted average exercise price — options exercisable	$.07
Aggregate intrinsic value — options exercisable	—
Weighted average contractual remaining term — options exercisable	3.84 years
As of August 31, 2010, future compensation costs related to options issued was $0. During the quarter ending August 31, 2010, stock options were granted to the CEO; these options, generating an expense of $160,741, which was recognized as an expense in the first quarter of 2011.

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

Risk-free interest rate	1.09%
Expected life of options	4
Annualized volatility	90.6%
Dividend rate	0%
3.	Stockholders’ Equity:
At August 31, 2010 and 2009, the Company’s $.001 par value common stock authorized were 80,000,000 shares. In addition, 20,000,000 shares of $.001 par value preferred stock were authorized but not issued.

Exhibit 1-11

Chineseinvestors.com, Inc.
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)
4.	Property and Equipment:
Property and equipment are recorded at cost, net of accumulated depreciation and are comprised of the following:

	August 31	August 31,
	2010	2009
Furniture & Fixtures	$24,079	$18,433
Leasehold Improvements	9,540	9,540

	33,619	27,973

Less: Accumulated Depreciation	27,457	19,537

	$6,162	$8,436

Depreciation on equipment is provided on a straight-line basis over its expected useful lives at the following annual rates

Computer equipment	3 years
Furniture & Fixtures	5 years
Leasehold Improvements	Term of the lease
Depreciation expense for the quarters ending August 31, 2010 and 2009 was $2,001 and $1,537, respectively.
5.	Intangible Assets:
Intangible assets are comprised of the following:

	August 31,	August 31,
	2010	2009
Website Development costs	$107,557	$99,741
Less: Accumulated Amortization	44,981	43,038

	$62,576	$56,703

Exhibit 1-12

Chineseinvestors.com, Inc.
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)
Amortization is calculated over a straight-line basis using the economic life of the asset. Amortization expense for the quarters ending August 31, 2010 and 2009 was $1,811 and $1,662 respectively.
6.	Commitments and Concentrations:
The Company reimburses the CEO for an apartment pursuant to a month-to-month lease for the use of the CEO and his family in Shanghai, China for a monthly expense of approximately $900. This lease could be terminated at any time with no additional payments required.
New Office Lease — During the first quarter of 2011 fiscal year the Company renewed their office lease for an additional two years ending September 30, 2013 resulting in the following future commitments, based on the exchange rate at May 31, 2010.

2011	$57,745
2012	$59,954
2013	$20,116
Concentrations — During the quarters ended August 31, 2010 and 2009, all the Company’s revenue was derived from its operations in China.

Litigation — The Company is involved in legal proceedings from time to time in the ordinary course of its business. As of the date of this filing, the Company is not a party to any lawsuit or proceedings which, individually or in the aggregate, in the opinion of management, is reasonably likely to have a material adverse effect on the financial condition, results of operation or cash flow of the Company.
7.	Subsequent Events:
Private Placement Memorandum — During the second quarter of 2011, the Company plans to open a private placement memorandum to facilitate the sale of additional shares of stock. The goal is to raise an additional $1,000,000 by selling 800,000 shares at $.125 per share.

Exhibit 1-13